Filed by Integrated Device Technology, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended

Subject Company: PLX Technology, Inc.

Commission File No. 000-25699

APRIL 30, 2012 / 8:30PM, IDTI - Q4 2012 Integrated Device Technology

Earnings Conference Call

CORPORATE PARTICIPANTS

Rick Crowley Integrated Device Technology, Inc. - CFO

Ted Tewksbury Integrated Device Technology, Inc. - President & CEO

CONFERENCE CALL PARTICIPANTS

Sandy Harrison Wunderlich Securities - Analyst

Glen Yeung Citi - Analyst

JoAnne Feeney Longbow Research - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. And good afternoon and welcome to the Integrated Device Technology, Inc. fiscal fourth-quarter and year-end 2012 financial results conference call.

At this time all participants are in a listen only mode. You will have an opportunity to ask questions after the presentation with instructions being given at that time. (Operator Instructions).

With that said, here with opening remarks is Integrated Device Technology Chief Financial Officer Rick Crowley. Please go ahead, sir.

Rick Crowley - Integrated Device Technology, Inc. - CFO

Thank you. And welcome to our fiscal fourth-quarter and year-end 2012 conference call. I am Rick Crowley, IDT’s Chief Financial Officer, and presenting with me on the call today is Ted Tewksbury, our President and CEO.

Our call today will include remarks about future expectations, plans and prospects for IDT, which constitute forward-looking statements for purposes of the Safe Harbor provisions under applicable federal securities laws. Forward-looking statements in this call will include statements regarding demand for Company products, anticipated trends in Company sales, expenses and profits, and IDT’s expectations for the proposed acquisition of PLX Technology, and involve a number of risks and uncertainties that could cause actual results to differ materially from current expectations.

Risks include, but are not limited to, fluctuations in product demand, manufacturing capacity and costs, inventory management, competition, pricing, patents and other intellectual property rights of third parties, timely development and introduction of new products and manufacturing processes, successful integration of acquired businesses and technology, availability of capital, cash flow, the completion of the proposed acquisition of PLX Technology and other risk factors detailed in the Company’s SEC filings.

The Company urges investors to review in detail the risks and uncertainties in the Company’s SEC filings including, but not limited to, the annual report on Form 10-K for the fiscal year ended April 3, 2011, the quarterly report on Form 10-Q for the quarter ended January 1, 2012, and periodic reports on Form 8-K filed with the SEC on Monday, April 30, 2012.

All forward-looking statements are made as of the date of this call, and IDT disclaims any duty to update such statements. In addition, pursuant to Regulation G, any non-GAAP financial measures referenced during today’s conference call can be found in our press release posted on our website at www.idt.com, including a complete reconciliation to the most directly comparable GAAP measures.

All financial references will be non-GAAP on a continuing operations basis, unless otherwise indicated. Also, we have made selected financial and acquisition-related information available in webcast slides, which can be found in the Investor Relations section of our website.

Now I will turn the call over to Ted, who will provide some fourth-quarter 2012 highlights, and then I will return to give you more specifics on our results for the quarter. After that, I will elaborate on our outlook for the June quarter. Ted.

Ted Tewksbury - Integrated Device Technology, Inc. - President & CEO

Thanks, Rick, and thanks to all of you joining us today. Before we review our results for the quarter I want to briefly touch on the two acquisitions that we announced today. I also encourage you to look at the transaction slides we posted on our website.

First, we signed a definitive agreement to acquire PLX Technology for $7 per share in cash and stock based on the closing prices on April 27. Now, as most of you are aware, PLX is a leading supplier of data center and interconnect silicon and software solutions addressing cloud computing applications. The proposed acquisition of PLX represents an exciting expansion of IDT’s core data center interconnect business.

Our two companies have complementary product sets, technologies and customer bases. And we share a focus on delivering the highest performance system-level interconnect solutions for enterprise computing, storage and I/O subsystems.

Our shareholders will benefit from the topline contribution of our enhanced product portfolio, as well as from the increased profitability provided through the added scale and expanded operating margin.

Second, we announced that we have purchased Fox Electronics, a leading privately held supplier of frequency control products for $30 million in cash, of which $26 million was paid at closing and an additional $4 million may be paid under an earnout provision.

The addition of Fox to IDT enhances our core training business by making us the most comprehensive one-stop shop for frequency control products, including traditional crystals and crystal oscillators as well as our disruptive new CrystalFree solutions.

This acquisition will also help accelerate the market adoption of CrystalFree by integrating these revolutionary new technologies into Fox’s existing products and sales channels.

Both of these transactions are accretive and are well aligned with our strategy of expanding our core businesses through organic growth and acquisitions. Rick will provide more detail on the financials in a few minutes, but first let me turn to the results for our fourth quarter of fiscal 2012.

To recap, we reported fiscal Q4 revenue of $119 million, non-GAAP gross margin of 57.7%, and non-GAAP EPS from continuing operations of $0.05, $0.02 better than the midpoint of our January projections.

Revenue was better than expected on stronger demand for our communications and computing solutions, partially offset by weaker consumer-related revenue in the seasonally weak March quarter. New product revenue increased to 13% of the total, up from 10% in the prior quarter, driven primarily by wireless infrastructure demand.

Gross margins were 3 percentage points better than expected due to improved product mix, lower inventory reserves, and a reduction in royalty expenses.

Let me now provide a brief overview of the trends we saw in each of our three end markets, including highlights on new products and design activity followed by our guidance for Q1.

In the computing end market we experienced mid-single-digit growth in revenue quarter-over-quarter, better than our projections of flat. Higher-than-expected growth in server-related revenue was driven by strong demand for our memory interface and timing products. Altogether computing represented about 40% of revenue, up from 38% in the prior quarter. About two-thirds of our computing revenue now comes from our core server segment.

Global trends in data centers continued to favor our solutions for enterprise computing and storage. Intel noted on its recent earnings call that it expects IT traffic to triple and data storage to grow by about 50% by 2015. The company’s new Romley platform, which addresses these trends, has shipped nearly twice the volume of Nehalem at the same point in its ramp.

IDT has assembled the industry’s most comprehensive mixed-signal portfolio for Romley, including high-performance PCI Express Gen3 switching and signal conditioning, optimized timing solutions, power controllers, and low-power memory interface products. These solutions address critical customer needs in cloud computing, enterprise servers, blade servers, workstations, storage arrays and communications infrastructure.

We are seeing strong design interaction with our new PCI Express-based enterprise Flash controllers for solid-state drives, or SSDs. EMC has extended storage curing to the server with their new VFCache, which uses an IDT-based Micron SSD. The IDT Micron solution reduces latency, increases throughput, and dramatically improves application performance. Initial customer feedback has been very favorable.

In addition, we expect a customer to announce a shareable standalone SSD appliance built with the same IDT Micron-based VFCache technology.

Dell also recently announced their PowerEdge, 12th generation servers with front loadable 2.5 inch PCI Express SSDs using the IDT Micron Flash memory controller.

And next generation NVM Express standard has solidified. And major storage, server and CPU companies such as EMC, NetApp, Dell, Oracle and Intel are firmly committed to its adoption. IDT plans to introduce a Flash memory controller to support NVM Express in the second half of 2012.

During the quarter we also introduced a new family of precision temperature sensors targeted at ultra-low-power SSDs. This new family of devices minimizes power consumption and bill of materials costs, while maintaining compatibility with existing standards for high-volume memory modules.

The acquisition of PLX Technology will enable us to further expand our portfolio of data center solutions to capitalize on these trends.

In our communications end market revenue increased slightly quarter-over-quarter, better than the slight declines that we projected. Revenue from Serial RapidIO switches increased from depressed levels, ahead of what we expect to be a resurgence of the 4G LTE infrastructure rollout. Communications timing and standard products also experienced modest improvements, following an inventory correction in the second half of 2011.

Revenue from Communications products comprised about 47% of total sales, up from 46% in the prior quarter. We have now shipped over 2.5 million Serial RapidIO switches into customer systems. And we expect shipments to accelerate in the second half of 2012, as carriers like Verizon and AT&T continue their network buildouts.

The proliferation of RapidIO is a direct result of the performance benefits it brings to high bandwidth applications such as 3G and 4G wireless base stations. RapidIO’s superiority over other protocols such as 10 Gigabit Ethernet is validated by the fact that it is deployed in virtually 100% of 4G LTE systems and 60% of all new 3G systems worldwide. In China RapidIO has captured almost 100% of the 3G market as well.

As further evidence of the strength of the RapidIO ecosystem, our Gen2 interface intellectual property was selected by Texas Instruments for its new multi-core digital signal processors.

In addition to RapidIO, we continued to expand our signal chain solutions for wireless infrastructure with RF, timing and other functions. During the quarter we announced a new family of Quad frequency programmable clock oscillators leveraging IDT’s fourth-generation FemtoClock NG technology.

These innovative devices enable crystal oscillators and voltage controlled crystal oscillators to be replaced with a flexible, high-performance silicon-based solution.

We also introduced a new series of low-jitter silicon-germanium voltage-controlled surface acoustic wave oscillators. This product family supplements our high-performance timing portfolio with a higher frequency, lower-jitter oscillator optimized for the stringent requirements of fiber-optic telecom applications.

In our consumer end market revenue decreased around 20% sequentially, worse than expected in what is already a seasonally weak quarter. Typical seasonality was compounded by lingering supply chain repercussions and inventory overhang from the Thailand floods, as well as weakened demand from Japanese OEMs. Overall, consumer sales represented 13% of total revenue, down from 16% in the prior quarter.

We continued to narrow our consumer focus to highly selective and differentiated products that leverage our core technologies, such as timing and power management, which we have developed for our vertical communications and enterprise computing markets. This enables us to maximize the return on our engineering investments.

A great example of this strategy was the introduction in Q4 of our breakthrough wireless power chipset. This chipset consists of the world’s first true single-chip wireless power transmitter and the industry’s highest output power single-chip receiver. IDT’s highly integrated multimode transmitter reduces board footprint by 80% and bill of materials cost by 50% compared to the nearest competitor.

The complementary multimode receiver outputs twice the power of commonly used solutions, cutting battery charging time in half. This chipset supports the Qi standard developed by the Wireless Power Consortium, as well as proprietary standards. We believe that this highly-integrated feature-rich solution will accelerate the ubiquitous adoption of wireless battery charging in homes, offices, airports, coffee shops, cars and other venues and emancipate people from having to lug charging cords around with them everywhere they go.

I am also pleased to report that we racked up three prestigious innovation awards over the past three months. The UBM Annual Creativity and Electronics awards, presented by EE Times and EDN, recognized our very own Dr. Michael McCorquodale as the winner of their Innovator of the Year award. And our 50 ppm accurate CrystalFree solid-state oscillator family won the ultimate product award in the analog IC category.

In addition, we run one the Frost & Sullivan 2012 Technology Innovation Award for the Piezo MEMS technology we announced last November.

As I mentioned, we expect Fox Electronics to help accelerate market adoption of these CrystalFree technologies by enabling customers to purchase some alongside traditional quartz-based components through an established and trusted frequency control sales channel.

With that let me turn to our June outlook. Overall, for our first quarter of fiscal 2013 we expect revenue to be up approximately 8% or $10 million at the midpoint. This includes approximately $4 million of revenue from the Fox acquisition.

Excluding the additional revenue from Fox, we project sales to be up about 20% sequentially in the consumer end market. Sales from the communications end market are expected to grow by approximately 5%. And in computing we anticipate June quarter revenue to be roughly flat.

Over the past four years we have significantly restructured our business in parallel with revitalizing our new product pipeline. We sold less profitable businesses. We consolidated our backend operations. And we exited our fab. We also acquired key technologies in order to better serve customers in our target markets.

Over the same period we defended and grew our core businesses and expanded our available market in focused areas like 4G wireless infrastructure and cloud computing.

The acquisitions of PLX and Fox are well-aligned with our strategy of expanding our core business through organic growth and acquisitions. We expect our shareholders to benefit from the topline contribution of our enhanced product portfolio, as well as from the increased profitability provided through added scale and expanded operating margin.

Now I will turn it over to Rick to expand on our results, our guidance for the June quarter, and the financial contributions of these transactions. Rick.

Rick Crowley - Integrated Device Technology, Inc. - CFO

Thanks,Ted. As Ted mentioned earlier, during fiscal Q4 we were able to deliver revenue of $119 million, which is near the high end of the projected range we provided in January. We experienced higher demand for communications and computing products, which was partially offset by weaker demand from certain customers in the consumer end market.

IDT’s bookings increased sequentially in the March quarter and our book to bill ratio for the quarter was above 1. Order rates strengthened for all our business units and from all customers – I’m sorry, and from customers at all three of our major end markets – computing, consumer and communications. Worldwide channel inventories decreased again during the March quarter.

Fiscal Q4 gross margin was 57.7%, up 3% from the prior quarter. Better-than-expected gross margin was the result of increased shipments of higher-margin products, a reduction in royalty expense, and lower inventory reserve charges, which more than offset the unfavorable capacity variance incurred during the final month of operation of our Oregon wafer fab facility.

Operating expense in Q4 was $61 million, up from the third quarter. The prior quarter had included labor savings from a holiday shutdown, while the March quarter experienced an increase in payroll taxes as well as higher new product tape out expense in R&D.

R&D spending during the fiscal fourth quarter was $38.5 million, while SG&A expenses were $22.4 million. Our operating margin was approximately 7% in the March quarter.

For Q4 we reported non-GAAP net income of $7.1 million or $0.05 per diluted share, which was $0.02 better than the midpoint of our guidance.

Now let me summarize our results on a GAAP basis. We reported GAAP net income from continuing operations of approximately $17 million or $0.12 per diluted share in the March quarter. The difference between our GAAP and non-GAAP results nets out to about $10.3 million or $0.07 per diluted share.

Fiscal fourth-quarter 2012 GAAP results from continuing operations include a $20.7 million gain from the sale of our fab, $7.2 million in acquisition and restructuring related charges, $4 million in stock-based compensation, and a $1.4 million benefit from tax effects.

Further information, including a detailed reconciliation of GAAP to non-GAAP results is provided in the financial tables of today’s press release and can also be found on our website at www.IDT.com.

Now I will turn to our balance sheet. Cash and investments totaled approximately $325 million at the end of the March quarter, up $10 million on a sequential basis. We received an additional $18.6 million in cash for the sale of the wafer fab and $5.2 million in proceeds from employee stock transactions. We spent approximately $5 million to repurchase shares and spent $5.5 million on capital expenditures.

Net inventory was approximately $72 million in March, down about $7 million from the prior quarter. Days of inventory decreased to 130 days at the end of the March quarter. Our trade accounts receivable increased to about $61 million in March, while DSO was 46 days.

Before I elaborate on our guidance let me take a moment to discuss the potential financial impact of the transactions we announced today. In addition to the strategic benefits Ted discussed, we project that the combination of the PLX with IDT should add over $100 million of annual revenue with gross margins comparable to IDT’s.

We anticipate achieving total run rate cost synergies, excluding transaction-related charges, in excess of approximately $35 million by fiscal 2014. We currently project the transaction to be accretive to non-GAAP earnings by our third fiscal quarter of 2013, with more significant accretion in fiscal 2014. In each case, based on an assumed closing in the first fiscal quarter of 2013.

Increased scale and expected cost savings are anticipated to lower combined non-GAAP operating expenses and generate significant operating margin expansion and accelerate the timing to achieve our target operating model.

Now turning to the Fox transaction, which we completed today. Fox posted revenue of $23 million in calendar 2011, and is profitable. As Ted mentioned, our June quarter results will include two months of Fox revenue or approximately an estimate of $4 million.

Let me expand a bit on our forecast for the June quarter. We entered Q1 with higher backlog than the last quarter, and we are encouraged by solid bookings through the first few weeks of the June quarter. While visibility is improving, leadtimes remain short and customers appear to be watching inventory closely.

Ted noted earlier that we currently project revenue for our fiscal first quarter of 2013 to be approximately $129 million plus or minus $3 million. On a non-GAAP basis, we project gross margin to be 57.2% plus or minus 50 basis points, depending primarily on the revenue range and product mix.

We currently project operating expenses in the June quarter will be in the range of $63 million plus or minus $1 million. A higher expense level is expected to be driven primarily by incremental SG&A from the acquired Fox Electronics business, combined with higher sales commission expense.

R&D is expected to be approximately $39 million with SG&A spending of about $24 million. We currently anticipate interest and other expense will be about $500,000, and expect our fiscal Q1 tax rate to be about 12%.

We project Q1 share count to be about 147 million shares on a diluted basis and project non-GAAP EPS from continuing operations to be about $0.06, at the midpoint of our revenue guidance.

On the balance sheet we expect cash flow from operations to be approximately $15 million during the June quarter. Inventory is expected to decrease modestly, while days of inventory are projected to decline further to approximately 115 days. Days sales outstanding are projected to remain steady in the June quarter.

As Ted alluded to earlier, with the restructuring of the Company now significantly complete, IDT is poised to realize the return on our investment in core and new product categories. In fiscal 2013 we expect $80 million to $100 million in sales from our new product areas, representing 50% to 80% growth. This will be a solid initial ramp up, and we expect steadily increasing growth in these new product areas over the next several years.

We are also augmenting our organic growth plan with acquisitions we announced today, which will contribute meaningfully to both our top and bottom lines.

At the same time, we are working to align our R&D investment and SG&A with our restructured business to ensure we are operating as efficiently as possible while supporting the Company’s momentum. We believe our operating model can deliver strong returns in the near term and that we are well-positioned to drive sustainable increases in shareholder value over the long run.

With that summary I will turn the call over to the operator for the Q&A portion of the call.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Sandy Harrison,Wunderlich.

Sandy Harrison - Wunderlich Securities - Analyst

Congratulations, guys, on a couple of deals and consolidation and all that stuff. So rolling up the sleeves a little bit, the Fox deal, what kind of distribution – I guess the first question is how are margins for their business compared to your current margins, as well as how is their sale and distribution channel and your ability to further leverage that?

Ted Tewksbury - Integrated Device Technology, Inc. - President & CEO

Well, the crystal and crystal oscillator business that Fox has is below our corporate average gross margin. However, they have a new product family which is called XPRESSO, which is a set of quick turn, reconfigurable oscillator products, which have gross margins that are significantly above our corporate average. In fact, they are commensurate with the gross margins of our best timing products.

As far as distribution, Fox has their own specialized distribution channels. They sell through some conventional distributors such as Future and Digi-Key. And then they have a specialized distribution channel, which is one of the reasons that we bought the company.

There are really two strategic merits of this acquisition. The first is, as I mentioned earlier, this enables us to be a full line, frequency control supplier. So we will be able to sell our CrystalFree products alongside traditional quartz crystals and crystal oscillators. So we will be the most comprehensive provider of frequency controlled products in the industry.

The second reason is equally important, maybe even more important, and that is that Fox gives us a channel to sell our revolutionary new product, namely the CrystalFree oscillators that use Piezo MEMS or the CMOS solid-state technologies. Those are new technologies, and the challenge that we face with bringing any new technology to market is crossing the chasm between the early adopters and the mainstream customers.

If you have a mainstream customer that has been using quartz crystal oscillators for the past half a century, and new technology comes along, even though that new technology may be more lower cost, smaller size, lower power, you might have some reservations about using it.

What this enables us to — do or what it enables customers to do is to purchase these new technologies from a trusted, high-quality reputable supplier of the old technology. And this gives us a big advantage over other competitors that we have out there who are developing MEMS products and other crystal oscillator replacement technology.

So this provides a sales channel whereby IDT can sell CrystalFree through all of the specialized distribution channels and partners that Fox has developed over the years.

Sandy Harrison - Wunderlich Securities - Analyst

Got you. And then just a quick follow-up. It sounds like your core businesses is really starting to ramp. You’ve got your new products growing like you had hoped. You are now fully fabless without any of that. So if I was to look at a couple — or if I was to look at the rationale behind the acquisitions, the one that you completed and the one proposed, Ted, how you would you force rank the reason for doing it. One, scale, i.e., can put a bunch of the PLX stuff through your fab and get a better cost from your fab partner, or a consolidation in the fact that several of the markets you are either number one or they are number one, and there is not really a distance third or fourth. So maybe if you could expand a little bit on the why now and the leverage you really hope to achieve in the scale?

Ted Tewksbury - Integrated Device Technology, Inc. - President & CEO

Sure. All good questions. Both of these acquisitions are extremely strategic to us. We have very stringent criteria for acquisitions. First and foremost, they must be aligned with our core businesses and enable us to expand our core businesses.

Second, they must meet a host of financial criteria, including gross margin, profitability, IRR, the size of the total available market and so forth, and both of these acquisitions do that.

In the case of PLX this plays right into our core enterprise computing business. As you know, we have an entire division that is focused exclusively on system solutions for enterprise servers, storage and I/O subsystems. And so the acquisition of PLX expands our portfolio of data center and interconnect solutions in that core enterprise computing market — so highly strategic.

Second, IDT and PLX have complementary products, technologies and customer bases, and that enables us to better serve our customers with system-level solutions and, secondly, it provides a foundation for future growth. So those are the strategic merits of the PLX and IDT combination.

From a shareholder point of view, IDT stockholders, obviously, will benefit from this because the topline contribution of the enhanced product portfolio, the increased profitability due to the added scale, the synergies and the operating margin expansion.

We expect that this will be accretive by our third fiscal quarter of 2013, provided that we can close by the end of the first quarter of 2013, which is in June. And then it will be meaningfully accretive in fiscal 2014. We have identified in excess of $35 million in synergies on a run rate basis, which will start in FY 14.

I know, of course, for PLX’s stockholders this presents an opportunity for immediate monetization of their investment at an attractive premium, and an opportunity to participate in the upside of the combined company. So it is a very strategic deal.

Sandy Harrison - Wunderlich Securities - Analyst

Great, thanks for taking my question guys.

Operator

Glen Yeung, Citi.

Glen Yeung - Citi - Analyst

Ted, maybe just to follow up on that last question. Can you articulate how we should think about M&A going forward from here? Again, noting that you have completed a lot of the tests you seem to have wanted to complete, is it becoming an increasing focus for you?

Ted Tewksbury - Integrated Device Technology, Inc. - President & CEO

Well, we are just carrying out the same strategy that we articulated from day one, which is that we are an application-focused Company. The reason we exist is to provide complete solutions for the customers in our target markets to help them solve their system-level problems.

We have got two primary vertical markets, enterprise computing and wireless infrastructure. And then we have got horizontal technologies, including power management and timing, which support those two verticals and then give us the opportunity also leverage some of that IP into consumer and other applications.

But all of the acquisitions that we have done over the past four years, and anything that we do in the future, must first and foremost be congruent with that strategy, and then it must meet all of the financial criteria that I just rattled off. And we have been very strict about not doing any acquisitions unless it fits that paradigm.

Glen Yeung - Citi - Analyst

Okay. And then can I ask a little more specific question about your communications business, which seems to have made a recovery? As you look forward into the June quarter, and maybe even if you can think about the September quarter, can you maybe just talk to us a little bit about the geographic spread of that business? Is it focused in the US or do you see growth in other parts of the world?

Ted Tewksbury - Integrated Device Technology, Inc. - President & CEO

So for communications, most of the LTE buildout is occurring right here in the United States driven by Verizon, AT&T and now T-Mobile and Sprint as well. But, of course, the manufacturers of those base stations are predominantly in Europe today.

So that is where the fourth-generation activity is happening. There is still a great deal of third-generation demand coming out of China. And our RapidIO switch is going to both.

The standard products and timing, which both showed good strength during the past quarter, go into a much more broad-based set of telecommunications and wireless infrastructure applications. So those are much more broad-based and follow the general communications market trends.

But (multiple speakers). Yes, go ahead.

Glen Yeung - Citi - Analyst

I am sorry. I was going to say, just to be clear then, is China actually participating in your June quarter strength?

Rick Crowley - Integrated Device Technology, Inc. - CFO

Yes, a little bit.

Glen Yeung - Citi - Analyst

Okay. And then I had one other question, which is we have heard now from other chip companies that supply is starting to become tight. And while that is mostly leading-edge, it is starting to show up in some of the more trailing edge technologies. I wonder if you have experienced any of that? If your customers are coming to now with any concern about supply availability, just any thoughts you have there would be great.

Ted Tewksbury - Integrated Device Technology, Inc. - President & CEO

We haven’t seen any evidence of that yet. And, of course, we have — we just moved all of our products and processes over to TSMC, and we have a very good supply agreement with them, so we haven’t seen any constraints yet.

Glen Yeung - Citi - Analyst

What nodes are your predominantly on there?

Ted Tewksbury - Integrated Device Technology, Inc. - President & CEO

It is predominantly 0.18, 0.13. We have also got 65 nanometer products for RapidIO.

Glen Yeung - Citi - Analyst

Okay, thanks a lot.

Operator

JoAnne Feeney, Longbow Research.

JoAnne Feeney - Longbow Research - Analyst

Yes, thanks guys. I was hoping you could give us an update on what is going on in the server-side, both on the regular memory buffer business and ramp of Romley, and how you see the timing from your perspective playing out? Is there inventory built up in advanced of shipments or are you contemporaneous with shipments?

And then just a bit more color on Flash side of the business in terms of the revenue opportunity you see for this year — this calendar year. Thanks.

Ted Tewksbury - Integrated Device Technology, Inc. - President & CEO

We are seeing very good strength in the server business. As I indicated, the servers were up mid-single-digit percent this past quarter in Q4. And that was driven in large part by Romley and advanced ordering for Romley builds. And most of that strength came from our memory interface products as well as our server timing product. As I mentioned, we have a whole portfolio of mixed-signal solutions for Romley.

Now over the past three quarters IDT has gained market share in registered DIMM memory interfaces from mid-50s up to the high-60s. So that business has been doing very well and we have been taking share from competitors in memory interfaces.

Looking forward to first quarter, we do expect the computing revenue overall to roughly flat, but servers will continue to be up. Maybe not up quite as much as this quarter, because typically with a new platform like Romley you have a build ahead and then you have a little bit of a lull as that inventory is digested and then a resurgence of demand. But the server business overall is doing extremely well.

As far as the enterprise Flash controllers are concerned, as I mentioned in the prepared remarks, we are already shipping to Micron, who is shipping in turn to EMC and Dell. And we expect to see — again, it all depends on EMC and Dell and how their products ramp, but we expect to see revenue contribution in the second half of this year.

JoAnne Feeney - Longbow Research - Analyst

Okay, great. Then what are you seeing on the inventory side more broadly speaking?

Rick Crowley - Integrated Device Technology, Inc. - CFO

This is Rick. I think the inventories remain under good control. As I mentioned, the channel inventories came down a bit in March, which was somewhat unusual given the typical seasonal weakness from the consumer side. I think the OEMs seemed to be controlling inventory relatively closely.

As Ted alluded to from the prior question, we don’t sense a lot of concern about availability of our products yet. There is predictions of tightness in the foundries, but no real supply constraints, so therefore leadtimes remain relatively short. And visibility is still not great as we come out of the correction we went through in the second half of calendar 2011. But overall I would have to say inventories seem to be in pretty well-aligned.

JoAnne Feeney - Longbow Research - Analyst

There has been a lot of question among different companies about whether they are shipping at this point to the level of end demand or are still under-shipping. Where would you guys put yourself at this point?

Rick Crowley - Integrated Device Technology, Inc. - CFO

Based on the bookings and book to bill, I would say we are probably still under-shipping a bit to end demand.

JoAnne Feeney - Longbow Research - Analyst

Okay, thanks for the help.

Operator

You don’t have anyone in queue at this time. Please continue.

Ted Tewksbury - Integrated Device Technology, Inc. - President & CEO

All right, well, thank you very much for joining us today. And as always we appreciate your interest in IDT and look forward to meeting with you on our marketing trips this quarter and on our next earnings call.

We will be attending the JMP and JPMorgan conferences of this quarter and we look forward to seeing you at these events. Thank you and goodbye.

Operator

Ladies and gentlemen, this conference will be available for replay after 3.30 today through May 7. You may access the AT&T executive replay system at any time by dialing 1-800-475-6701 and entering the access code 243805. International participants dial 320-365-3844. Those numbers again are 1-800-475-6701 and 320-365-3844, access code 243805.

That does conclude our conference for today. Thank you for your participation and for using AT&T executive teleconference service. You may now disconnect.

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Additional Information

The exchange offer described herein has not yet commenced. This transcript is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer will only be made through a prospectus, which is part of a registration statement on Form S-4, as well as a Tender Offer Statement on Schedule TO, an offer to purchase, form of letter of transmittal and other documents relating to the exchange offer (collectively, the “Exchange Offer Materials”), each to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by IDT. In addition, PLX will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the exchange offer. IDT and PLX expect to mail the Exchange Offer Materials, as well as the Schedule 14D-9, to PLX stockholders. Investors and security holders are urged to carefully read these documents and the other documents relating to the transactions contemplated by the merger agreement when they become available because these documents will contain important information relating to the exchange offer and related transactions. Investors and security holders may obtain a free copy of these documents after they have been filed with the SEC, and other annual, quarterly and special reports and other information filed with the SEC by IDT and PLX, at the SEC’s website at www.sec.gov. In addition, such materials will be available from IDT or PLX, or by calling Innisfree M&A Incorporated, the information agent for the exchange offer, toll-free at (877) 456-3463 (banks and brokers may call collect at (212) 750-5833).

Neither PLX nor IDT is asking for stockholders to vote or soliciting proxies in connection with the exchange offer transaction at this time. Upon consummation of the offer, PLX and IDT may seek votes or proxies in connection with the proposed back-end merger from holders of PLX shares not tendered in the offer. PLX, IDT and their respective officers and directors therefore may be deemed to be participants in the solicitation of proxies from PLX’s stockholders in connection with the proposed merger. A description of certain interests of the directors and executive officers of PLX is set forth in Pine’s Form 10-K/A, Amendment No. 1, in Part III thereof, which was filed with the SEC on April 27, 2012. A description of certain interests of the directors and executive officers of IDT is set forth in IDT’s proxy statement for its 2011 annual meeting, which was filed with the SEC on August 1, 2011. To the extent holdings of either company’s securities by their respective directors and certain officers have subsequently changed, such changes have been reflected on Forms 4 filed with the SEC.

Forward-Looking Statements

Certain statements above may contain forward-looking statements relating to IDT and/or PLX, including expectations for IDT’s proposed acquisition of PLX. All statements included in this transcript concerning activities, events or developments that IDT expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the following: uncertainties as to the timing of the exchange offer and the subsequent merger; uncertainties as to how many of PLX’s stockholders will tender their shares of common stock in the exchange offer; the risk that competing offers or acquisition proposals will be made; the risk that the exchange offer and the subsequent merger will not close because of a failure to satisfy one or more of the offer closing conditions (including regulatory approvals); the risk that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the exchange offer or the merger may result in significant costs of defense, indemnification and liability; the risk that IDT’s or PLX’s business will have been adversely impacted during the pendency of the exchange offer and the merger; the risk that the operations of the companies will not be integrated successfully; the risk that the expected cost savings and other synergies from the transaction may not be fully realized, realized at all or take longer to realize than anticipated; and other economic, business and competitive factors affecting the businesses of IDT and PLX generally, including those set forth in the filings of IDT and PLX with the SEC from time to time, including their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. These forward-looking statements speak only as of the date of this communication and IDT does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.